UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated October 22, 2008
2.	Material Change Report dated October 22, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2008	BUFFALO GOLD LTD. By: Brian McEwen --------------------------------------- Name: Brian McEwen, Title: President & CEO

24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca Trading Symbol: TSXV – BUF OTC\BB – BYBUF FWB – B4K	2000 – 1055 West Hastings St. Vancouver, BC, Canada V6E 2E9 Phone: 604.331.8772 Fax: 604.331.8773 www.madisonminerals.com Trading Symbol: TSXV - MMR OTC.BB - MMRSF

BUFFALO SIGNS M.O.U. FOR INITIAL CDN$13M INVESTMENT DEAL

Vancouver, B.C., October 22, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce that the Company has signed a Memorandum of Understanding (M.O.U.) with China Railway Resources Co. LTD. (“CRRC”), a wholly owned subsidiary of China Railway Group Limited (“CREC”) (www.crec.cn ) to invest directly into the Company as well as finance the Mt Kare project in Papua New Guinea and the grassroots projects in Australia. “CREC” is a public company registered in the People’s Republic of China and one of the largest civil construction companies in the world.  From January 2008 to June 2008 CREC reported profit attributable to the equity holders of the Company of RMB1.906 billion ($332,000,000 CDN), representing a year-on-year growth of 190%.  CREC has created a Resource Development Branch to invest in overseas mineral development projects.

Buffalo Gold’s CEO, Brian McEwen commented, “We are very excited to have signed this MOU with CREC.  Raising money for early stage projects is extremely difficult in the current market, and as such our Australian properties and even the Mt Kare project have been underexplored for the past year.   Buffalo now has a partner with the financial backing to complete exploration and evaluation at Mt Kare and our portfolio of grass roots projects in Australia. This allows us to focus on completing the underground feasibility study at our Furtei operation in Sardinia so that we can increase our revenues from that project.”

Under the terms of the M.O.U., CRRC intends to:

•

Make an equity investment into Buffalo of $3,000,000 CDN at $0.10 for each unit. Each unit contains one common share and one half share warrant at $0.30 per share for one year from date of closing

•

Make a project investment $7,500,000 CDN into Buffalo’s Mt Kare JV with Madison Minerals within 24 months of signing to earn 54% of the project.

•

Earn up to 72% in the project by making a cash payment of $5,000,000 CDN to the Mt Kare JV and completing a feasibility study on the project.  CRRC will earn 82% with a total project investment of at least $40,000,000 CDN.

•

Make a total project investment into Buffalo’s Australian portfolio of $2,500,000 CDN to earn 60%.  CRRC can earn up to 80% in any of the projects by advancing to the stage of resources as defined in NI 43-101.

The M.O.U. is contingent on CRRC completing due diligence on Buffalo and its assets and receiving all approvals, including approval from the TSX Venture Exchange.

Time is of the essence and the proposed schedule is for CRRC to begin due diligence and site visits and within two weeks of signing and if satisfied with the due diligence to finalize terms and conditions within eight weeks of signing.

Madison-Buffalo joint venture

The interests of Buffalo Gold and Madison Minerals in the Mt. Kare project are currently held via a joint venture agreement dated June 25, 2007 by which Buffalo has a 60% interest and Madison a 40% interest, which is subject to dilution in certain circumstances. Completion of the transactions set out in the M.O.U. would result in the replacement of that joint venture agreement with a new agreement, providing for, among other matters:

•

Fixing Madison’s interest in the project at 40% of the total retained Madison-Buffalo interest at all stages going forward, not subject to dilution.

•

A cash payment from Buffalo to Madison of $352,165 CDN on regulatory acceptance of an agreement in respect of the matters set out in the M.O.U.

•

Receipt by Madison of 40% of the $5,000,000 USD cash payment to the JV as set out above.

•

Retention by Madison of 3.2% interest in the project at the point of CREC’s earning its 82% interest.

•

Relief from a requirement that Madison fund a portion of the JV’s expenditures on the Mt. Kare project since July 14, 2008 or, in the alternative, face dilution of its interest to an amount less than 40%.

Madison confirms that it is the owner of 3,521,648 shares of Buffalo Gold Ltd.

About CREC

China Railway Group Ltd. (“CREC”) is one of the largest civil construction companies in the world and the largest railway, road, bridge and tunnel construction company in Asia. The Company’s current ranking in Fortune 500, as published in the US Fortune magazine in 2008, is 341; rank 332 in the ‘‘Top 500 Brands in the World’’ list prepared by World Brand Laboratory in 2008; and rank 433 in the ‘‘Global 500’’ published in the Financial Times.

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, Papua New Guinea and Australia.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.   To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

MADISON MINERALS INC.

     “Brian McEwen”

     “Chet Idziszek”

_________________________________

_______________________________________

Brian McEwen,

Chet Idziszek,

President and Chief Executive Officer

President and Chief Executive Officer

For further information please contact:

For further information please contact:

Julie Hajduk, Investor Relations

David Scott, Investor Relations

E-mail: julie@buffalogold.ca

E-mail: dscott@mine-tech.com

Phone: 604.685.5492 or T.F.1.888.685.5492

Phone: 604.331.8772 or T.F.1.877.529.8475

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

October 22, 2008

Item 3

News Release

A press release was issued on October 22, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

The Company has signed a Memorandum of Understanding (M.O.U.) with China Railway Resources Co. LTD. (“CRRC”), a wholly owned subsidiary of China Railway Group Limited (“CREC”) (www.crec.cn) to invest directly into the Company as well as finance the Mt Kare project in Papua New Guinea and the grassroots projects in Australia.

Item 5

Full Description of Material Change

Please see Schedule “A” attached.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

October 22, 2008

SCHEDULE “A”

Vancouver, B.C. - October 22, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce that the Company has signed a Memorandum of Understanding (M.O.U.) with China Railway Resources Co. LTD. (“CRRC”), a wholly owned subsidiary of China Railway Group Limited (“CREC”) (www.crec.cn) to invest directly into the Company as well as finance the Mt Kare project in Papua New Guinea and the grassroots projects in Australia. “CREC” is a public company registered in the People’s Republic of China and one of the largest civil construction companies in the world.  From January 2008 to June 2008 CREC reported profit attributable to the equity holders of the Company of RMB1.906 billion ($332,000,000 CDN), representing a year-on-year growth of 190%.  CREC has created a Resource Development Branch to invest in overseas mineral development projects.

Buffalo Gold’s CEO, Brian McEwen commented, “We are very excited to have signed this MOU with CREC.  Raising money for early stage projects is extremely difficult in the current market, and as such our Australian properties and even the Mt Kare project have been underexplored for the past year.   Buffalo now has a partner with the financial backing to complete exploration and evaluation at Mt Kare and our portfolio of grass roots projects in Australia. This allows us to focus on completing the underground feasibility study at our Furtei operation in Sardinia so that we can increase our revenues from that project.”

Under the terms of the M.O.U., CRRC intends to:

•

Make an equity investment into Buffalo of $3,000,000 CDN at $0.10 for each unit. Each unit contains one common share and one half share warrant at $0.30 per share for one year from date of closing

•

Make a project investment $7,500,000 CDN into Buffalo’s Mt Kare JV with Madison Minerals within 24 months of signing to earn 54% of the project.

•

Earn up to 72% in the project by making a cash payment of $5,000,000 CDN to the Mt Kare JV and completing a feasibility study on the project.  CRRC will earn 82% with a total project investment of at least $40,000,000 CDN.

•

Make a total project investment into Buffalo’s Australian portfolio of $2,500,000 CDN to earn 60%.  CRRC can earn up to 80% in any of the projects by advancing to the stage of resources as defined in NI 43-101.

The M.O.U. is contingent on CRRC completing due diligence on Buffalo and its assets and receiving all approvals, including approval from the TSX Venture Exchange.

Time is of the essence and the proposed schedule is for CRRC to begin due diligence and site visits and within two weeks of signing and if satisfied with the due diligence to finalize terms and conditions within eight weeks of signing.

Madison-Buffalo joint venture

The interests of Buffalo Gold and Madison Minerals in the Mt. Kare project are currently held via a joint venture agreement dated June 25, 2007 by which Buffalo has a 60% interest and Madison a 40% interest, which is subject to dilution in certain circumstances. Completion of the transactions set out in the M.O.U. would result in the replacement of that joint venture agreement with a new agreement, providing for, among other matters:

•

Fixing Madison’s interest in the project at 40% of the total retained Madison-Buffalo interest at all stages going forward, not subject to dilution.

•

A cash payment from Buffalo to Madison of $352,165 CDN on regulatory acceptance of an agreement in respect of the matters set out in the M.O.U.

•

Receipt by Madison of 40% of the $5,000,000 USD cash payment to the JV as set out above.

•

Retention by Madison of 3.2% interest in the project at the point of CREC’s earning its 82% interest.

•

Relief from a requirement that Madison fund a portion of the JV’s expenditures on the Mt. Kare project since July 14, 2008 or, in the alternative, face dilution of its interest to an amount less than 40%.

Madison confirms that it is the owner of 3,521,648 shares of Buffalo Gold Ltd.

About CREC

China Railway Group Ltd. (“CREC”) is one of the largest civil construction companies in the world and the largest railway, road, bridge and tunnel construction company in Asia. The Company’s current ranking in Fortune 500, as published in the US Fortune magazine in 2008, is 341; rank 332 in the ‘‘Top 500 Brands in the World’’ list prepared by World Brand Laboratory in 2008; and rank 433 in the ‘‘Global 500’’ published in the Financial Times.